December 9, 2025
Via Edgar Only
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Angelini
SEC Division of Corporation Finance
Office of Manufacturing
Re:    Stem, Inc.
    Registration Statement on Form S-3
    Filed on November 26, 2025
    File No. 333-291820
Dear Ms. Angelini:
Please be advised that the undersigned is the duly elected Chief Legal Officer and Secretary of Stem, Inc. (the “Registrant”). Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-291820), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Thursday, December 11, 2025 at 9:00 a.m., or as soon thereafter as practicable.
Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.
Very truly yours,
/s/ Saul R. Laureles
Saul R. Laureles
Chief Legal Officer and Secretary
Via E-mail:
cc:    Sarah Dunn, Legal Counsel, Corporate/Securities
Eric Scarazzo, Gibson, Dunn & Crutcher LLP